FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       / THERMOGENESIS CORP. ---KOOL             /          ---  Officer       ---    Other
HOWELL,        DAVID        S.          /                                         /          (give title below) (specify below)
                                        /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /    03/2000           ----               /               Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
                                        /                                         /
3146 GOLD CAMP DRIVE                    /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
RANCHO CORDOVA,        CA        95670  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
-----------------------------------------------------------------------------------------------------------------------------------





          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
 Common  / 03/03/2000     /  S    /        /   3,000 /      D        / 3.5000  /                     /      I       / President of /
 Stock   /                /       /        /         /               / /SH     /                     /              /     GP of    /
         /                /       /        /         /               /         /                     /              /  New England /
         /                /       /        /         /               /         /                     /              /   Venture    /
         /                /       /        /         /               /         /                     /              /  Partners    /
===================================================================================================================================/
 Common  / 03/03/2000     /  S    /        /   3,000 /      D        / 3.8229  /        90,000       /   (D)1, I(2) / President of /
 Stock   /                /       /        /         /               / /SH     /                     /              /     GP of    /
         /                /       /        /         /               /         /                     /              /  New England /
         /                /       /        /         /               /         /                     /              /   Venture    /
         /                /       /        /         /               /         /                     /              /  Partners    /
===================================================================================================================================/

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /Benefic- /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /  ally   /   (I)  / (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    / Owned   /(Instr4)/            /           /
          /           /        /        /           /                 /    and 4)     / at end  /        /            /           /
          /           /        /------------------------------------------------------/   of    /        /            /           /
          /           /        /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount/  month  /        /            /           /
          /           /        /    /   /      /     / Exer-  /  ation /       / of   / (Instr. /        /            /           /
          /           /        /    /   /      /     / cisable/  Date  /       /shares
====================================================================================================================================
OPTION    /  $1.125   /3/16/00 /    /   /20,000/     /1/1/00  /8/29/02 / COMMON/20,000/ $1.125  / 40,000 /     D      /           /
          /           /        /    /   /      /     /        /        /       /      /         /        /            /           /
------------------------------------------------------------------------------------------------------------------------------------
WARRANT   /  $1.500   /3/7/00  /  M /   /50,000/     /3/7/00  /11/29   / COMMON/     0/ $1.500  /      0 /     I      / President /
          /           /        /    /   /      /     /        /        /       /      /         /        /            /           /
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1)  20,000 shares owned directly by Mr. Howell

(2) 70,000 shares held by New England Venture Partners. Howell Resources Partners, an investment partnership, owns 10.5% of New England Venture Partners., and disclaims all beneficial ownership.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ DAVID S. HOWELL                                               05/05/2000
 --------------------------------                                   ---------
     David S. Howell                                                  Date

 ** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.